# FORM 6-K

## SECURITIES AND EXCHANGE COMMISSION
**Washington, DC 20549**

## REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

**For the month of December 2002**

**KERZNER INTERNATIONAL LIMITED**
**(Translation of registrant's name into English)**

**Coral Towers, Paradise Island, The Bahamas**
**(address of principal executive offices)**

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b):


Exhibit Index is on Page 3

This Current Report on Form 6-K is expressly incorporated by reference into the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:     December 5, 2002     KERZNER INTERNATIONAL LIMITED

By:          /s/John R. Allison

Name:        John R. Allison

Title:       Executive Vice President

             Chief Financial Officer

## EXHIBIT LIST

| Exhibit | Description |
|---------|-------------|
| 99.1 | Letter Amendment to Fourth Amended And Restated Credit Agreement |
| 99.2 | Second Amendment to Fourth Amended And Restated Credit Agreement |

Exhibit 99.1

KERZNER INTERNATIONAL LIMITED
KERZNER INTERNATIONAL NORTH AMERICA, INC.
KERZNER INTERNATIONAL BAHAMAS LIMITED


August __, 2002


Canadian Imperial Bank of Commerce
  as Administrative Agent
425 Lexington Avenue
New York, NY 10017

Each of the Lenders party to the
  Credit Agreement referred to below

<u>LETTER AMENDMENT</u>

Gentlemen and Ladies:

 We refer to the Fourth Amended and Restated Revolving Credit Agreement, dated as of November 9, 2001 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "<u>Credit Agreement</u>"), among Kerzner International Limited, a corporation organized under the laws of The Commonwealth of the Bahamas and formerly known as Sun International Hotels Limited ("<u>KIL</u>"), Kerzner International North America, Inc., a corporation organized under the laws of the State of Delaware and formerly known as Sun International North America, Inc. ("<u>KINA</u>"), Kerzner International Bahamas Limited, a corporation organized under the laws of The Commonwealth of the Bahamas and formerly known as Sun International Bahamas Limited ("<u>KIBL</u>"; KIL, KINA and KIBL are each individually referred to as a "<u>Borrower</u>" and collectively referred to as the "<u>Borrowers</u>"), the financial institutions as are or may become parties thereto (collectively referred to as the "<u>Lenders</u>"), Canadian Imperial Bank of Commerce, acting through one or more of its agencies, branches or affiliates ("<u>CIBC</u>"), as the administrative agent (in such capacity, the "<u>Administrative Agent</u>"), Deutsche Bank Alex.Brown Inc. and Bear Stearns Corporate Lending Inc., as co-syndication agents (collectively in such capacities, the "<u>Co-Syndication Agents</u>") and Bank of America, N.A. and Wells Fargo Bank, N.A., as co-documentation agents (collectively in such capacities, the "<u>Co-Documentation Agents</u>").  Unless otherwise defined in this letter (this "<u>Letter</u>") or the context otherwise requires, terms used in this Letter have the meanings provided in the Credit Agreement.

 Pursuant to Section 7.1.4(b)(i) of the Credit Agreement, KIBL and its Subsidiaries are required to maintain "all risks" insurance on their buildings "in an amount not less than the replacement building value."  The Borrowers have advised the Administrative Agent and the Lenders that full replacement value insurance on its Bahamas Property is not currently available at a price which is commercially reasonable.  By this Letter, the Borrowers hereby request that Section 7.1.4(b)(i) of the Credit Agreement be amended to provide that from July 1, 2002 through June 30, 2003 (a) the required level of "all risks" insurance on the Bahamas Property and any other property subject to a Lien in favor of the Administrative Agent be equal to the lesser of (i) full replacement building value or (ii) such amount of insurance as the Administrative Agent may reasonably determine is then available to the Borrowers on commercially reasonable terms (but in no event less than $150,000,000 with a deductible of not more than $15,000,000 per occurrence for the first two occurrences and total coverage for each occurrence thereafter) and (b) the Administrative Agent and the Borrowers will re-evaluate such insurance coverages and the insurance market on a quarterly basis and, if necessary, obtain additional insurance. From and after July 1, 2003, in no event (a) shall the amount of any deductible in respect of the Borrowers and their Subsidiaries "all risks" insurance exceed $15,000,000 nor (b) shall the sum of the aggregate outstanding principal amount of all Loans and Letter of Credit Outstandings exceed the amount of "all risks" insurance maintained from time to time on the buildings of the Borrowers and their Subsidiaries.

In furtherance thereof, upon the receipt of the approval of the Required Lenders, it is agreed that:

(A)     Section 2.1.3 shall be amended by replacing the period at the end thereof with "; or" and adding the following subsection thereafter:

"(c)     of all Lenders at any time after July 1, 2003 would exceed the amount of "all risks" insurance maintained from time to time on the buildings of the Borrowers and their Subsidiaries."

(B)     Section 7.1.4(b)(i) shall be amended and restated in its entirety to read as follows:

(i)     From July 1, 2002 through June 30, 2003, "all risks" insurance on the buildings situate thereon in an amount not less than the lesser of (a) the replacement building value and (b) such amount of insurance as the Administrative Agent may reasonably determine is then available to the Borrowers at a price which is commercially reasonable (which amounts shall be re-evaluated by the Borrowers, their insurance brokers and the Administrative Agent within thirty days of the commencement of each calendar, during which time the Borrowers shall obtain any additional insurance required by the terms hereof), but in no event less than $150,000,000 with a deductible of not more than $15,000,000 per occurrence for the first two occurrences and total coverage for each occurrence thereafter; and from and after July 1, 2003, the amount of any deductible in respect of the Borrowers and their Subsidiaries "all risks" insurance shall in no event exceed $15,000,000;

In order to induce the Lenders to agree to the foregoing amendment, the Borrowers hereby (a) confirm and restate all representations and warranties contained in the Credit Agreement and the Loan Documents as of the date hereof and (b) confirm that, after giving effect hereto, no Default has occurred and is continuing. This Letter shall become effective as of the date first above written upon receipt by the Administrative Agent of counterparts of this Letter duly executed by each of the Borrowers, the Required Lenders and each of the Guarantors.

This Letter may be executed by the parties hereto in several counterparts, each of which shall be an original and all of which shall constitute together but one and the same agreement.

Delivery of an executed counterpart of a signature page to this Letter by facsimile shall be effective as delivery of a manually executed counterpart of this Letter.

**THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK.** Except as expressly stated herein, all of the terms and provisions of the Credit Agreement and the other Loan Documents shall remain in full force and effect. This Letter is a Loan Document executed pursuant to the Credit Agreement and shall be construed and administered in accordance with all of the terms and provisions of the Credit Agreement. No modification by any Lender hereunder shall be applicable to subsequent transactions. No modification hereunder shall require any similar or dissimilar modification hereafter to be granted.

If you are in agreement with the foregoing terms, kindly execute this Letter in the space provided below and deliver to the Administrative Agent an executed counterpart of this Letter.

Very truly yours,

KERZNER INTERNATIONAL LIMITED


By:  _____
Title: _____


KERZNER INTERNATIONAL NORTH AMERICA, INC.


By:  _____
Title: _____


KERZNER INTERNATIONAL BAHAMAS LIMITED


By:  _____
Title: _____

THE AMENDMENT SET FORTH ABOVE IS
HEREBY AGREED TO AND ACCEPTED
AS OF THE DATE FIRST ABOVE WRITTEN:

_____
         NAME OF INSTITUTION


By:_____
Title:_____

THE UNDERSIGNED GUARANTORS HAVE REVIEWED AND APPROVED THE ATTACHED LETTER.  BY THEIR SIGNATURES BELOW, THEY HEREBY RATIFY AND AFFIRM THEIR OBLIGATIONS UNDER THE GUARANTY.

BIRBO NV


By:_____
Name:_____
Title:_____


KERZNER HOTELS INTERNATIONAL MANAGEMENT NV


By:_____
Name:_____
Title:_____


KERZNER INTERNATIONAL FINANCE LIMITED


By:_____
Name:_____
Title:_____


KERZNER HOTELS INTERNATIONAL (BERMUDA), LIMITED


By:_____
Name:_____
Title:_____

ABERDEEN MANAGEMENT LIMITED

By:_____
Name:_____
Title:_____


KERZNER INTERNATIONAL
MANAGEMENT LIMITED

By:_____
Name:_____
Title:_____


PARADISE ISLAND LIMITED

By:_____
Name:_____
Title:_____


KERZNER INTERNATIONAL TIMESHARE
LIMITED

By:_____
Name:_____
Title:_____


PARADISE SECURITY SERVICES
LIMITED

By:_____
Name:_____
Title:_____

PURPOSEFUL BV


By:_____
Name:_____
Title:_____


KERZNER INTERNATIONAL MARKETING
(UK) LTD.


By:_____
Name:_____
Title:_____


KERZNER INVESTMENTS CONNECTICUT,
INC.


By:_____
Name:_____
Title:_____


KERZNER INTERNATIONAL DEVELOPMENT
(TIMESHARE) LIMITED


By:_____
Name:_____
Title:_____


ISLAND HOTEL COMPANY LIMITED


By:_____
Name:_____
Title:_____

KERZNER INTERACTIVE LIMITED

By:_____
Name:_____
Title:_____


BAHAMAS -TRADING LIMITED

By:_____
Name:_____
Title:_____


KERZNER INTERACTIVE DATA LIMITED

By:_____
Name:_____
Title:_____


KERZNER INTERACTIVE SERVICES
LIMITED

By:_____
Name:_____
Title:_____


KERZNER INVESTMENTS CALIFORNIA,
INC.

By:_____
Name:_____
Title:_____

KERZNER INTERNATIONAL NEVADA, INC.

By:_____
Name:_____
Title:_____


PARADISE BEACH INN LIMITED

By:_____
Name:_____
Title:_____


PARADISE ENTERPRISES LIMITED

By:_____
Name:_____
Title:_____


PARADISE ACQUISITIONS LIMITED

By:_____
Name:_____
Title:_____


KERZNER INTERNATIONAL DEVELOPMENT
LIMITED

By:_____
Name:_____
Title:_____

PARADISE ISLAND FUTURES LIMITED

By:_____
Name:_____
Title:_____


KERZNER INTERNATIONAL RESORTS, INC.

By:_____
Name:_____
Title:_____


PIV, INC.

By:_____
Name:_____
Title:_____


ISS, INC.

By:_____
Name:_____
Title:_____


KERZNER INTERNATIONAL MARKETING, INC.

By:_____
Name:_____
Title:_____

KERZNER INTERNATIONAL NEW YORK, INC.


By:_____
Name:_____
Title:_____


KERZNER INTERNATIONAL DEVELOPMENT
GROUP, INC.


By:_____
Name:_____
Title:_____


SOLEA VACANCES SA


By:_____
Name:_____
Title:_____


KERZNER INVESTMENTS NEW YORK, INC.


By:_____
Name:_____
Title:_____

Exhibit 99.2

## SECOND AMENDMENT TO FOURTH AMENDED
## AND RESTATED CREDIT AGREEMENT

THIS SECOND AMENDMENT TO FOURTH AMENDED AND RESTATED CREDIT AGREEMENT, dated as of November 20, 2002 (this "Amendment"), is among KERZNER INTERNATIONAL LIMITED, a corporation organized under the laws of The Commonwealth of the Bahamas and formerly known as Sun International Hotels Limited ("KIL"), KERZNER INTERNATIONAL NORTH AMERICA, INC., a corporation organized under the laws of the State of Delaware and formerly known as Sun International North America, Inc. ("KINA"), KERZNER INTERNATIONAL BAHAMAS LIMITED, a corporation organized under the laws of The Commonwealth of the Bahamas and formerly known as Sun International Bahamas Limited ("KIBL"; KIL, KINA and KIBL are each individually referred to as a "Borrower" and collectively referred to as the "Borrowers"), the financial institutions as are or may become parties hereto (collectively referred to as the "Lenders") and CANADIAN IMPERIAL BANK OF COMMERCE, acting through one or more of its agencies, branches or affiliates ("CIBC"), as the administrative agent (in such capacity, the "Administrative Agent").

## W I T N E S S E T H:

WHEREAS, the Borrowers, Lenders and the Administrative Agent are parties to the Fourth Amended and Restated Credit Agreement, dated as of November 9, 2001, as amended by those certain letter agreements dated December 14, 2001 and August 30, 2002 and that certain First Amendment to Fourth Amended and Restated Credit Agreement dated as of May 8, 2002 (as amended, supplemented, amended and restated or otherwise modified through the date hereof, the "Existing Credit Agreement");

WHEREAS, the Borrowers have requested that the Required Lenders amend the Existing Credit Agreement as set forth below; and

WHEREAS, the Required Lenders have agreed, subject to the terms and conditions hereinafter set forth, to amend the Existing Credit Agreement in certain respects (the Existing Credit Agreement, as so amended or otherwise modified by this Amendment, being referred to as the "Credit Agreement");

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto agree as follows.

## PART I

## DEFINITIONS

SUBPART 1.1. Certain Definitions. The following terms (whether or not underscored) when used in this Amendment shall have the following meanings (such meanings to be equally applicable to the singular and plural forms thereof):

"Amendment" is defined in the preamble.

"Borrowers" is defined in the preamble.

"Credit Agreement" is defined in the third recital.

"Existing Credit Agreement" is defined in the first recital.

"Amendment Effective Date" is defined in Subpart 3.1.

"Lenders" is defined in the first recital.

SUBPART 1.2. Other Definitions. Terms for which meanings are provided in the Existing Credit Agreement are, unless otherwise defined herein or the context otherwise requires, used in this Amendment with such meanings.

PART II

AMENDMENTS

Effective on (and subject to the occurrence of) the Amendment Effective Date, the Existing Credit Agreement is hereby amended in accordance with this Part; except as so amended or otherwise modified by this Amendment, the Existing Credit Agreement and the Loan Documents shall continue in full force and effect in accordance with their terms.

SUBPART 2.1. Amendment to Section 1.1. Section 1.1 of the Existing Credit Agreement is hereby amended by adding thereto the following new term in proper alphabetical order:

"8-5/8% Senior Subordinated Notes" means the 8-5/8% Senior Subordinated Notes due 2007 executed and delivered by KIL and KINA evidencing the Subordinated Debt issued pursuant to the 8-5/8% Senior Subordinated Notes Indenture.

SUBPART 2.1.1. Amendment to Section 7.2.6(b). Section 7.2.6(b) of the Existing Credit Agreement is hereby amended and restated in its entirety as follows:

(b)      (i) make any payment or prepayment of principal of, or interest on, any Subordinated Notes (A) on any day other than, in the case of interest only, the stated scheduled date for such payment of interest set forth in the applicable Subordinated Notes or in the applicable Subordinated Note Indenture, or (B) which would violate the terms of this Agreement or the Subordination Provisions of such Subordinated Note Indenture; or (ii) redeem, purchase or defease any Subordinated Notes; provided, that notwithstanding the foregoing, KIL shall be permitted to prepay, purchase, redeem or defease Subordinated Notes if (x) as of the last day of the most recent Fiscal Quarter end, the Total Leverage Ratio was less than 4.5:1, (y) both before and after giving effect thereto, no Default has occurred and is continuing or would result therefrom and (z) the principal amount so paid, prepaid, purchased, redeemed or defeased, when aggregated with the amount of Restricted Payments paid under clause (a) does not exceed the Restricted

Payment Amount; provided, further that notwithstanding the foregoing, on or before December 31, 2002, KIL shall be permitted to prepay, purchase or redeem all outstanding 8-5/8% Senior Subordinated Notes so long as no Default has occurred and is continuing or would result therefrom and all such 8-5/8% Senior Subordinated Notes so purchased shall not be counted against the Restricted Payment Amount; and

## PART III

## CONDITIONS TO EFFECTIVENESS

SUBPART 3.1. Effectiveness. This Amendment and the amendments contained herein shall become effective on the date (the "Amendment Effective Date") when each of the conditions set forth in this Part shall have been fulfilled to the satisfaction of the Administrative Agent.

SUBPART 3.1.1. Execution of Counterparts. The Administrative Agent shall have received counterparts of this Amendment, duly executed and delivered on behalf of each Borrower and the Required Lenders.

SUBPART 3.1.2. Affirmation and Consent. The Administrative Agent shall have received, with counterparts for each Lender, an Affirmation and Consent to this Amendment substantially in the form attached hereto as Exhibit A, duly executed and delivered by each of the Obligors other than the Borrowers.

SUBPART 3.1.3. Legal Details, etc. All documents executed or submitted pursuant hereto shall be satisfactory in form and substance to the Administrative Agent and its counsel. The Administrative Agent and its counsel shall have received all information and such counterpart originals or such certified or other copies or such materials as the Administrative Agent or its counsel may reasonably request, and all legal matters incident to the transactions contemplated by this Amendment shall be satisfactory to the Administrative Agent and its counsel.

SUBPART 3.1.4. Required Lenders. The Agent shall have received an executed consent to this Amendment in the form of Exhibit B from the Required Lenders.

## PART IV

## MISCELLANEOUS; REPRESENTATIONS AND COVENANT

SUBPART 4.1. Continuing Effectiveness, etc. As amended hereby, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects. After the Amendment Effective Date, all references in the Credit Agreement and each other Loan Document to the "Credit Agreement" shall refer to the Existing Credit Agreement, after giving effect to this Amendment.

SUBPART 4.2. Counterparts. This Amendment may be executed in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original but all such counterparts shall together constitute one and the same Amendment.

SUBPART 4.3. <u>Governing Law</u>. THIS AMENDMENT SHALL BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK.

SUBPART 4.4. <u>Successors and Assigns</u>. This Amendment shall be binding upon the Borrowers, the Lenders and the Agents and their respective successors and assigns, and shall inure to their successors and assigns.

SUBPART 4.5. <u>Representations and Warranties</u>. In order to induce the Required Lenders to execute and deliver this Amendment, the Borrowers represent and warrant to the Agents, the Lenders and the Issuers that, after giving effect to the terms of this Amendment, the following statements are true and correct: (a) the representations and warranties set forth in Article VI of the Existing Credit Agreement and in the other Loan Documents are true and correct on the Amendment Effective Date (unless stated to relate solely to an earlier date, in which case such representations and warranties were true and correct in all material respects as of such earlier date); and (b) no Default has occurred and be continuing, and neither KIL nor any Subsidiary is in material violation of any law or governmental regulation or court order or decree.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their respective authorized officers as of the day and year first above written.


KERZNER INTERNATIONAL BAHAMAS LIMITED


By:_____
Title:


| | |
|---|---|
| Address: | Executive Offices<br>Coral Towers<br>Paradise Island,<br>The Bahamas |
| Facsimile No.: | (242) 363-3703 |
| Attention: | John R. Allison and<br>Charles D. Adamo |

KERZNER INTERNATIONAL LIMITED


By:_____
Title:

| | |
|---|---|
| Address: | Executive Offices<br>Coral Towers<br>Paradise Island,<br>The Bahamas |
| Facsimile No.: | (242) 363-3703 |
| Attention: | John R. Allison and<br>Charles D. Adamo |

KERZNER INTERNATIONAL NORTH
AMERICA, INC.


By:_____
Title:

| | |
|---|---|
| Address: | Executive Offices<br>Coral Towers<br>Paradise Island,<br>The Bahamas |
| Facsimile No.: | (242) 363-3703 |
| Attention: | John R. Allison and<br>Charles D. Adamo |

CANADIAN IMPERIAL BANK OF
COMMERCE, as Administrative Agent


By:_____
Title:  Managing Director,
       CIBC World Markets Corp., AS AGENT

Address:          10880 Wilshire Boulevard
                  Suite 1700
                  Los Angeles, California 90024

Facsimile No.:   (310) 446-3610

Attention:        Leonardo R. Fernandez, Jr.

EXHIBIT A to Second Amendment to
Fourth Amended and Restated Credit Agreement

November 20, 2002

To the Parties Listed on the
Signature Pages Hereof
c/o Kerzner International Bahamas Limited
Executive Offices
Coral Towers
Paradise Island,
The Bahamas

Attention: Chief Financial Officer

Re: Kerzner International Limited, Kerzner International North America, Inc. and Kerzner International Bahamas Limited

Gentlemen:

Please refer to (1) the Fourth Amended and Restated Credit Agreement, dated as of November 9, 2001, as amended by that certain Second Amendment to Fourth Amended and Restated Credit Agreement dated as of November 20, 2002 (as so amended, the "Credit Agreement"), by and among KERZNER INTERNATIONAL LIMITED, a corporation organized under the laws of The Commonwealth of the Bahamas ("KIL"), KERZNER INTERNATIONAL NORTH AMERICA, INC., a corporation organized under the laws of the State of Delaware ("KINA"), KERZNER INTERNATIONAL BAHAMAS LIMITED, a corporation organized under the laws of The Commonwealth of the Bahamas ("KIBL"; KIL, KINA and KIBL are each individually referred to as a "Borrower" and collectively referred to as the "Borrowers"), the financial institutions as are or may become parties hereto (collectively referred to as the "Lenders"), CANADIAN IMPERIAL BANK OF COMMERCE, acting through one or more of its agencies, branches or affiliates ("CIBC"), as the administrative agent (in such capacity, the "Administrative Agent") and (2) the Amended and Restated Subsidiary Guaranty, dated as of November 9, 2001 (the "Guaranty"), made by each Guarantor (as such term is defined in the Credit Agreement) a signatory hereto in favor of the Agent for the Beneficiaries. Pursuant to an amendment dated of even date herewith, certain terms of the Credit Agreement were amended. We hereby request that you (i) acknowledge and reaffirm all of your obligations and undertakings under the Guaranty and (ii) acknowledge and agree that the Guaranty is and shall remain in full force and effect in accordance with the terms thereof.

Please indicate your agreement to the foregoing by signing in the space provided below, and returning the executed copy to the undersigned.

CANADIAN IMPERIAL BANK OF
COMMERCE, as Administrative Agent


By:_____
Title:  Managing Director,
      CIBC World Markets Corp., AS AGENT


Address:        10880 Wilshire Boulevard
                   Suite 1700
                   Los Angeles, California 90024

Facsimile No.:    (310) 446-3610

Attention:       Leonardo R. Fernandez, Jr.

Acknowledged and Agreed:

BIRBO NV

By:
Name:
Title:

KERZNER HOTELS INTERNATIONAL
MANAGEMENT NV

By:
Name:
Title:

KERZNER INTERNATIONAL FINANCE
LIMITED

By:
Name:
Title:

KERZNER HOTELS INTERNATIONAL
(BERMUDA), LIMITED

By:
Name:
Title:

ABERDEEN MANAGEMENT LIMITED

By:
Name:
Title:

KERZNER INTERNATIONAL MANAGEMENT
LIMITED


By:
Name:
Title:


PARADISE ISLAND LIMITED


By:
Name:
Title:


KERZNER INTERNATIONAL TIMESHARE
LIMITED


By:
Name:
Title:


PARADISE SECURITY SERVICES LIMITED


By:
Name:
Title:


PURPOSEFUL BV


By:
Name:
Title:


KERZNER INTERNATIONAL MARKETING
(UK) LTD.


By:
Name:
Title:

KERZNER INVESTMENTS CONNECTICUT, LTD.

By:

Name:

Title:

KERZNER INTERNATIONAL DEVELOPMENT (TIMESHARE) LIMITED

By:

Name:

Title:

ISLAND HOTEL COMPANY LIMITED

By:

Name:

Title:

BAHAMAS E-TRADING LIMITED

By:

Name:

Title:

KERZNER INTERACTIVE DATA LIMITED

By:

Name:

Title:

KERZNER INTERACTIVE (IOM) LIMITED

By:

Name:

Title:

KERZNER INTERACTIVE SERVICES LIMITED

By:
Name:
Title:

KERZNER INVESTMENTS CALIFORNIA, INC.

By:
Name:
Title:

KERZNER INTERNATIONAL NEVADA, INC.

By:
Name:
Title:

PARADISE BEACH INN LIMITED

By:
Name:
Title:

PARADISE ENTERPRISES LIMITED

By:
Name:
Title:

PARADISE ACQUISITIONS LIMITED

By:
Name:
Title:

KERZNER INTERNATIONAL DEVELOPMENT
LIMITED

By:
Name:
Title:

PARADISE ISLAND FUTURES LIMITED

By:
Name:
Title:

KERZNER INTERNATIONAL RESORTS, INC.

By:
Name:
Title:

PIV, INC.

By:
Name:
Title:

ISS, INC.

By:
Name:
Title:

KERZNER INTERNATIONAL MARKETING,
INC.

By:
Name:
Title:

KERZNER INTERNATIONAL NEW YORK, INC.

By:_____

Name:_____

Title:_____

KERZNER INTERNATIONAL DEVELOPMENT GROUP, INC.

By:_____

Name:_____

Title:_____

KERZNER INTERNATIONAL VACANCES SA

By:_____

Name:_____

Title:_____

KERZNER INVESTMENTS NEW YORK, INC.

By:_____

Name:_____

Title:_____

EXHIBIT B to Second Amendment to
Fourth Amended and Restated Credit Agreement

CONSENT OF LENDER

Reference is hereby made to the Second Amendment to Fourth Amended and Restated Credit Agreement dated as of November 20, 2002 among KERZNER INTERNATIONAL LIMITED, a corporation organized under the laws of The Commonwealth of the Bahamas ("KIL"), KERZNER INTERNATIONAL NORTH AMERICA, INC., a corporation organized under the laws of the State of Delaware ("KINA"), KERZNER INTERNATIONAL BAHAMAS LIMITED, a corporation organized under the laws of The Commonwealth of the Bahamas ("KIBL"; KIL, KINA and KIBL are each individually referred to as a "Borrower" and collectively referred to as the "Borrowers"), the financial institutions as are or may become parties hereto (collectively referred to as the "Lenders"), CANADIAN IMPERIAL BANK OF COMMERCE, acting through one or more of its agencies, branches or affiliates ("CIBC"), as the administrative agent (in such capacity, the "Administrative Agent").

The undersigned Lender hereby consents to the execution and delivery of the Second Amendment to the Fourth Amended and Restated Credit Agreement by the Administrative Agent on its behalf, substantially in the form of the most recent draft thereof presented to the undersigned Lender.

Dated: November __, 2002

______________________________________
[Name of Institution]

By:___________________________________
Name:_________________________________
Title:__________________________________